July 15, 2021

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anna Abramson

  Jan Woo

Re:	Desktop Metal, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 12, 2021
Registration No. 333-257581

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on July 16, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Desktop Metal, Inc. (the “Company”) or its counsel may request via telephone call to the staff. Please contact Emily Taylor of Latham & Watkins LLP, counsel to the Company, at (617) 880-4735, or in her absence, Jennifer Yoon at (617) 880-4540, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Desktop Metal, Inc.

By:	/s/ James Haley
James Haley
Chief Financial Officer

cc:	Meg Broderick, Desktop Metal, Inc.
Emily E. Taylor, Latham & Watkins LLP